

November 29, 2012

Via E-mail
Robert Ritch
President
Sagetree Acquisition Corporation
9111 Cross Park Drive
Suite D200
Knoxville, Tennessee 37923

>   **Re: Sagetree Acquisition Corporation**
>   **Form 10**
>   **Filed May 30, 2012, as amended**
>   **File No. 000-54722**

Dear Mr. Ritch:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Geoff Kruczek for
>
>   Amanda Ravitz
>   Assistant Director

cc (via e-mail) Lee W. Cassidy